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EXHIBIT 6.17

                              EMPLOYMENT AGREEMENT

1.       Date and Parties

         THIS EMPLOYMENT AGREEMENT ("Agreement") is dated as of September 15, 1999, by and between TOTAL FILM GROUP INC., a Delaware corporation, with its principal place of business at 9107 Wilshire Boulevard, #475, Beverly Hills, California 90211 ("Employer") and GERALD GREEN, an individual ("Executive").

2.       Recitals

         2.1 Employer is engaged primarily in the business of financing, producing and distributing theatrical motion pictures and related products and activities in the United States, and/ or elsewhere.

         2.2 Executive has extensive experience and expertise in this area.

         2.3 The services to be rendered by Executive to Employer on a full-time basis under this Agreement are essential to the eventual success of Employer.

3.       Employment

         Employer hereby employs Executive and Executive hereby accepts employment upon the terms and conditions hereinafter set forth.

4.       Term

         The term of this Agreement shall begin as of September 15, 1999, and shall expire on August 31, 2004.

5.       Services

         The services to be rendered by Executive shall be as Chief Executive Officer of Employer, and in such capacity Executive shall be responsible for the day-to-day operation and management of Employer, making sure that Employer's business operates smoothly and according to the policies and plans set forth by the Board of Directors of Employer. Executive shall also be responsible for such other duties as may be designated by Employer's Board of Directors consistent with the foregoing named office. Employer further engages Executive to render services exclusively for and as directed by Employer as an executive producer of theatrical motion pictures and in any other capacities designated by Employer in all areas and fields throughout the entertainment industry subject to the terms and conditions of this agreement. Executive hereby accepts such employment and agrees to keep and perform, diligently and conscientiously, all of the duties assumed by him under this agreement.

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6.       Extent of Services

         6.1 Executive shall devote substantially all of his business time, attention andenergies to his services as an employee of Employer and to the furtherance of its business interests. Executive shall not during the term of this Agreement be engaged in any other business activities which shall substantially affect Executive's obligations to devote his time, attention and energies to the affairs of Executive, without the consent of the Board of Directors.

         6.2 Executive agrees to render services as the chief executive officer of the Employer and as an executive producer in theatrical motion pictures and such other services as Employer may reasonably designate, on an exclusive basis, and to devote sufficient time, attention, skills and efforts in connection with Employer's business and to comply with all instructions issued by Employer; to perform services conscientiously to the full limit of his ability at all times and whenever and wherever required and desired by Employer and as instructed by Employer. These shall include artistic taste and judgment, Executive's agreement to faithfully perform such duties and exercise such powers from time to time as the Board of Directors may prescribe. This agreement, however, shall not be interpreted to prevent Executive from having investments and devoting time to such personal matters that may require attention so long as such activities will not interfere with their performance of services required under this agreement.

7.       Compensation

         Employer shall pay to Executive as compensation for Executive's services, for the term of this Agreement the following:

         7.1 An annual salary of $350,000, subject to increases as authorized by the Board of Directors, payable in equal monthly amounts, subject to standard withholding and other payroll deductions, payable semi-monthly at the 15th and at the end of each month during the term of this Agreement. Additionally, on or before June 15 of each year, Employer shall pay to Executive the sum of $29,166.67 as a bonus.

         7.2 An annual bonus equal to 10% of the net profits of Employer before income tax determined in accordance with generally accepted accounting principles, consistently applied, to be determined by Employer's outside accountants and paid as soon as such figure has been determined, but in no event later than September 15th of each year commencing with the fiscal year ending June 30, 2000.

         7.3 If Executive's employment ends before the end of a fiscal year of Employer, Executive's bonus shall be calculated by multiplying Employer's net profit before income tax for such fiscal year by a fraction, the numerator of which is the number of months Executive was employed by Employer during such fiscal year treating any partial month as an entire month, and the denominator of which is twelve. Such bonus shall be paid as soon as practicable after Employer has determined its net profit for such fiscal year. Employer shall be entitled to reduce the amount payable to Executive by the amount of any draws previously paid to Executive not

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previously reimbursed to Executive. Net profits shall be determined using generally accepted accounting principles, consistently applied;

         7.4 An executive producer's fee to be negotiated for each project prior to the commencement of principal photography for each such project.

         7.5 Employer agrees to reimburse Executive for all reasonable business expenses incurred by Executive in connection with Executive's services under this agreement. Executive shall also render services at such other places as Employer may designate from time to time. When and if Executive is required to render such services away from the home of Executive, Employer agrees to furnish or reimburse Executive for first class transportation and living expenses for Executive and one other person as may be reasonably required on account of the rendition of such services, or to pay Executive a fixed weekly sum as reimbursement for such expenses. Employer's obligations under this paragraph shall not be affected by any suspension for any cause or by any right on Employer's part to withhold compensation payable to Executive, but shall continue to and including the time that this agreement expires or is otherwise terminated.

         7.6 Employer agrees to review the services provided by Executive under this agreement at least annually and, subject to the direction of the Board of Directors, depending upon the financial condition of Employer and Executive's performance during the period in question, to increase or decrease such compensation and/or award bonuses either directly or by way of contributions to deferred compensation plans, such amount to be determined by corporation in its sole discretion.

         7.7 Employee shall have the right to elect to defer any part of the compensation to be paid Executive provided that Executive delivers written notice to Corporation prior to the date Executive obtains an unqualified and unconditional right to the compensation.

8.       Other Allowances

         Employer agrees to pay to or on behalf of Executive:

         8.1 Up to $1,500 a month to lease an automobile and all related insurance, maintenance, gasoline and oil expenses for such vehicle.

         8.2 The premium for medical, hospital and major medical insurance covering Executive, his spouse and children up to age 25 and the amount of medical and hospital expenses paid or payable for such persons not covered by such insurance.

         8.3 Vacation pay for 3 weeks each year as well as pay for all the legal holidays provided by Employer for its full-time employees. At Executive's option, each or all of this vacation time may be accrued and Executive may elect to take the vacation time or payment in place of taking the time off in later years. Employer acknowledges that Executive is still entitled to his full 3 week vacation for the 3 fiscal year ending June 30, 1997, 1998 and 1999.

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9.       Authority

         Executive shall have such authority as is conferred by Employer's bylaws upon the person holding the position to which Executive is hereby appointed, along with all authority customarily exercised by the person holding such position, and such other and additional authority as may be conferred upon or delegated to him by Employer's Board of Directors.

10.      Life or Other Insurance

         Employer may, in its discretion, at any time after the date of this agreement, apply for and procure as owner and for its own benefit, insurance on Executive's life, or any other insurance, such as health or accident insurance, in such amounts and in such form as Employer may choose. Employee shall have no interest whatsoever in any such policy but shall, at the request of corporation, submit to such medical examinations, supply such information and execute such documents as may be required by the insurance company to whom Employer has applied for such insurance. Executive shall have the right to have assigned to him any then existing life insurance policies on his life existing at the end of the term of this agreement.

11.      Illness or Incapacity

         Executive shall receive full compensation for any period of illness or incapacity during the term of this agreement. However, if Executive develops an illness or incapacity which will totally disable him from rendering services to Employer for a period of more than twelve months, Employer shall have the right to suspend its payment obligation or terminate this agreement at its option. Such right to suspend or terminate shall be exercisable by Employer by giving at least thirty days written notice of its intention to suspend or terminate this agreement. If Executive is able to resume his duties under this agreement within thirty days following receipt of such notice and if Executive shall continue to perform such duties on a regular basis for three consecutive months, thereafter, this agreement shall continue in full force and Employer's notice of intention to suspend shall have no further effect. For purposes of this clause, Executive shall be considered to be totally disabled if, by reason of illness or incapacity, physical and mental, Executive is unable to fully perform all services required of him or comply with each of his obligations under this agreement. In such event, Employer shall have the right to have medical examinations of Executive made by such physician or physicians as Employer may reasonably designate, provided that Executive may have present or participating in such medical examinations any physician of his own choice at his own expense.

12.      Credit

         Employer agrees to consult with Executive in connection with any screen and advertising credit and billing to be accorded Executive for particular services rendered by him under this agreement.

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13.      Miscellaneous

         13.1 Severability. If, in any judicial proceeding, a court shall refuse to enforce any part or parts of the agreement, then such unenforceable parts shall be deemed eliminated from these provisions for the purpose of those proceedings to the extent necessary to permit the remaining parts to be enforced

         13.2 Assignment. Executive's rights and obligations pursuant to this Employment Agreement may not be assigned by Employer without Executive consent which Executive may give or withhold in the sole and arbitrary exercise of its discretion.

         13.3 Notices. Any notices to be given under this agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid, with return receipt requested or by fax. Mailed notices shall be addressed to the parties at the addresses appearing below, but each party may change his or its address by written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as two business days after mailing, first class postage affixed. Notices delivered by fax shall be deemed communicated on the business day they are sent or if sent on a non-business day, on the next business day.

         13.4 Entirety Clause. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the employment of Executive by Employer and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise have been made by any party, or anyone acting on behalf of any party, which are not embodied in this Agreement. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

         13.5 Damages. In the event of a breach of this Agreement by either Employer or Executive resulting in damages to the other party, that party may recover from the party breaching the Agreement any and all damages including, without limitation, reasonable attorneys' fees and court costs that may be sustained.

         13.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

         The parties have executed this Agreement on the date first above written.


                                       TOTAL FILM GROUP INC.

                                       By: /s/ Eli Boyer

                                       Address: 9107 Wilshire Blvd., #475
                                       Beverly Hills, California 90210

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                                       /s/ Gerald Green, "Executive"
                                       Address: 9019 Lloyd Place
                                       West Hollywood, CA  90069